UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Acquisition of the Remaining Shares of PRASAC Microfinance Institution PLC.

On August 18, 2018, KB Financial Group Inc. (“KB Financial Group”) disclosed that the board of directors of Kookmin Bank, KB Financial Group’s wholly-owned subsidiary, resolved to acquire the remaining 30% of the total shares of PRASAC Microfinance Institution PLC. (“PRASAC,” and such acquisition, the “Acquisition”), a provider of microfinance and deposit-taking services in Cambodia that became a first-tier subsidiary of Kookmin Bank after Kookmin Bank acquired 70% of its total shares on April 10, 2020, as further detailed in KB Financial Group’s Reports of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 14, 2020 and December 27, 2019.

Further details of the Acquisition are as follows:

1.	Information on PRASAC as of June 30, 2021:

•	Total share capital: KRW 690,012,867,302

•	Total number of shares issued: 300,000,000 shares

2.	Details of the Acquisition:

•	Number of shares to be acquired: 89,999,999 shares

•	Purchase price: KRW 378,385,974,747

•	Kookmin Bank shareholders’ equity as of December 31, 2020: KRW 30,408,073,925,511

•	Ratio of purchase price to Kookmin Bank shareholders’ equity: 1.24%

•	Total number of PRASAC’s shares to be owned by Kookmin Bank following the Acquisition:

299,999,999 shares, representing 99.99% of PRASAC’s total number of shares issued. (Kookmin Bank has designated Kookmin Bank Cambodia PLC., one of its first-tier subsidiaries, to acquire the one remaining share of PRASAC)

3.	Method of the Acquisition: Cash payment for the acquisition of existing shares

4.	Purpose of the Acquisition: Strategic acquisition of shares for participation in PRASAC’s management

5.	Other material information for an investor decision:

•

Although there was an option contract pursuant to which PRASAC’s shareholders (the “Shareholders”) could sell the remaining shares of PRASAC and Kookmin Bank could purchase such shares, Kookmin Bank and the Shareholders have agreed that Kookmin Bank would acquire the remaining shares prior to the exercise dates of such options. The Acquisition, however, is expected to be conducted in accordance with the basic principles set forth in the options contract, such as the method for establishing the purchase price.

•

PRASAC’s total share capital and the purchase price are calculated using the exchange rate of KRW 1,174.9 to USD 1.00 announced on August 18, 2021, the date of the resolution of the board of directors of Kookmin Bank.

•	The date of the Acquisition will be determined at a later date, subject to approval from the financial authorities and further discussions between Kookmin Bank and the Shareholders.

<Key Financial Information of PRASAC>

					(Unit: millions of KRW)
Period	Total Assets	Total Liabilities	Total Equity	Share Capital	Operating Revenue	Net Income
FY2020	4,248,822	3,639,239	609,583	270,227	505,589	127,863
FY2019	3,654,568	3,175,189	479,379	270,227	418,984	118,402
FY2018	2,795,003	2,434,026	360,977	129,239	328,083	92,396

*	Note: The figures above have been converted from USD to KRW at the exchange rate announced on August 18, 2021 (US$ 1.00 = KRW 1,174.9).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 18, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer